SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 8, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Partner Communications Announces Dismissal of a Purported Class Action Filed Against the Company

PARTNER COMMUNICATIONS ANNOUNCES
DISMISSAL OF A PURPORTED CLASS ACTION FILED
AGAINST THE COMPANY

ROSH HA’AYIN, Israel, July 8, 2008 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announced that on July 2, 2008, following an agreed upon request of the plaintiffs to withdraw their claim, a claim that was filed with the District Court of Jerusalem on September 20, 2007 against Partner and against two other cellular operators in Israel (the “Defendants”), was dismissed with prejudice, and a request for the certification of the claim as a class action was dismissed without prejudice.

The claim alleged that the Defendants (i) charged subscribers for SMS messages sent to certain intended recipients who cannot receive such messages, and (ii) misled subscribers who sent such messages by network notification that the messages had been sent.

The Defendants agreed, without prejudice, to maintain a high level of service, in cases of failure of receipt of a message by an intended recipient, by: (i) not charging for such messages, and (ii) providing a network notification of such failure. Further, the Defendants agreed to refund its subscribers who had been charged for such sent but unreceived messages.

Had the lawsuit been certified as a class action, the total amount claimed from the Defendants was estimated by the plaintiffs to be approximately NIS 182 million (for all Defendants together). The refund agreed per above was an insubstantial amount.

For additional details see note 7(8) to our Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2007.

About Partner Communications
Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.823 million subscribers in Israel (as of March 31, 2008). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ (NASDAQ: PTNR) and its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V.P. Corporate Development, Strategy and IRO

Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: July 8, 2008